SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West

7th Floor

Montréal, Québec

Canada H3A 2M8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Enclosure: Press Release concerning results dated April 25, 2012.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, and 333-177013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.
(Registrant)

Date: April 25, 2012	By	/s/ Benoit Dubé

Name: Benoit Dubé
Title: Executive Vice-President and
Chief Legal Officer

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
www.cgi.com/investors

CGI reports strong financial performance in first half of fiscal 2012

Q2-F2012 highlights:

•	Revenue of $1.07 billion;

•	Backlog of $13.1 billion;

•	Adjusted EBIT of $156.4 million;

•	Adjusted EBIT margin of 14.7%;

•	Net earnings of $105.7 million;

•	Net earnings margin of 9.9%;

•	Diluted EPS of 40 cents;

•	Cash provided by operating activities of $104.2 million or $0.39 per diluted share;

•	Investment of $30.0 million in share buyback;

•	Reduced debt by $77.3 million;

•	Return on equity of 17.4%; return on invested capital 12.5%;

•	Bookings over the last twelve months of $5.1 billion, or 124.0% of revenue.

Note: All figures are in Canadian dollars. Q2-F2012 MD&A, financial statements and accompanying notes can be found at www.cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S. All non-GAAP measures are outlined on page 3. Beginning in Q1-F2012, the Company reports its results under International Financial Reporting Standards (IFRS).

Montreal, Quebec, April 25, 2012 – CGI Group Inc. (TSX: GIB.A) (NYSE: GIB) reported fiscal 2012 second quarter revenue of $1.07 billion, up 3.3% compared with Q1-F2012 and lower by 4.1% compared with Q2-F2011.

Adjusted EBIT was $156.4 million, representing a margin of 14.7%, compared with $153.7 million and 13.8% in the same period last year.

Net earnings were $105.7 million or 9.9% of revenue and diluted earnings per share were 40 cents.

For year-over-year comparison purposes, a favourable tax adjustment as well as other previously disclosed items have been removed from Q2-F2011. As a result, Q2-F2012 net earnings compares to $111.8 million or 10.1% in the year ago period; and diluted earnings per share was 40 cents.

The Company generated $104.2 million in cash from operating activities during the quarter, or 9.8% of revenue. Over the last twelve months CGI has generated $532.7 million or $1.97 in cash per diluted share.

In millions of Canadian dollars except earnings per share and where noted	Q2-F2012	Q2-F2011
Revenue	1,065.8	1,111.7
Adjusted EBIT	156.4	153.7
Margin	14.7%	13.8%
Net earnings	105.7	118.7
Margin	9.9%	10.7%
Earnings per share (diluted)	0.40	0.43
Weighted average number of outstanding shares (diluted)	266,933,964	276,640,869
Net finance costs	8.9	3.2
Net debt to capitalization ratio	24.0%	29.2%
Cash provided by operating activities	104.2	192.4
Days of sales outstanding (DSO)	53	43
Return on equity	17.4%	19.0%
Return on invested capital	12.5%	15.9%
Bookings	787	771
Backlog	13,118	12,459

During the quarter, the Company booked $787 million in new contract wins, extensions and renewals, bringing the total bookings over the last twelve months to $5.1 billion, for a book-to-bill of 124.0%. At the end of March 2012, the Company’s backlog of signed orders stood at $13.1 billion, up $659 million compared with the same period last year. The backlog represents approximately 3.2 times revenue on a trailing twelve-month basis.

“We delivered solid results in the second quarter and throughout the first half of fiscal 2012, demonstrating sequential revenue growth and industry leading profitability,” said Michael E. Roach, President and Chief Executive Officer. “We continue to identify and shape additional profitable growth opportunities across all our vertical markets. Our strong cash generation continues to enable us to further reducing debt and repurchase our shares.”

During the quarter, the Company reduced debt by $77.3 million for a net debt of $795.3 million at the end of the quarter, representing a net debt to capitalization of 24.0%. At the end of Q2-F2012, the Company had approximately $1.3 billion in available cash and unused credit facilities.

Normal Course Issuer Bid

The Company purchased approximately 1.6 million CGI shares during the quarter for $30.0 million at an average price of $19.30 as part of its program, renewed on February 1, 2012, allowing the purchase of up to 10% of the Company’s public float of Class A subordinate shares, or approximately 22 million shares over the next year.

During the first half of fiscal 2012, 4.9 million shares have been purchased at an average price of $19.01 for a total investment of $93.4 million.

Second quarter F2012 results conference call

Management will host a conference call to discuss results at 9:00 a.m. Eastern time this morning. Participants may access the call by dialling (866) 226-1792 or on the Web at www.cgi.com/investors. Supporting slides for the call will also be available. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at www.cgi.com/investors.

About CGI

Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI provides end-to-end services with approximately 31,000 professionals located in offices and centres of excellence in Canada, the United States, Europe and Asia Pacific. As at March 31, 2012, CGI’s annualized revenue was approximately $4.3 billion and its order backlog was approximately $13.1 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in both the Dow Jones Sustainability Index and the FTSE4Good Index.Website: www.cgi.com.

Non-GAAP financial metrics used in this release: Constant currency growth, adjusted EBIT, net debt to capitalization, DSO, ROE and ROIC

CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on page 3 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-looking statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s annual and quarterly Management’s Discussion and Analysis (“MD&A”), in CGI’s Annual Report, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:

Lorne Gorber

Senior Vice-President

Global Communications and Investor Relations

514-841-3355

lorne.gorber@cgi.com

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